

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2018

Lori Nembirkow
General Counsel
Differential Brands Group Inc.
1231 S. Gerhart Avenue
Commerce, CA 90022

  Re: Differential Brands Group Inc.
   Preliminary Information Statement on Schedule 14C
   Filed July 27, 2018
   File No. 000-18926

Dear Ms. Nembirkow:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Beverages, Apparel and Mining